

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via E-mail
Andrew S. Thomas
Chief Executive Officer
Skkynet Cloud Systems, Inc.
20 Bay Street – Suite 1100
Toronto, Ontario
Canada M5J 2N8

> **Re: Skkynet Cloud Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 23, 2012**
> **File No. 333-180951**

Dear Mr. Thomas:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 23, 2012.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 4

2. We note your response to prior comment 4 but continue to believe that you should revise the risk factors, particularly those listed in the bullet point format on page 6, to separately discuss how the conditions and uncertainties present material risks to potential investors. For example, you should provide a risk factor regarding the nature of your clients that you reference on page 6, discuss your reliance on any particular client, and how the mix of clients affects your business operation and financial condition. In this regard, we note that you disclose on page 27 that you had a customer in the last three years that is responsible for more than 10% of your revenues. Please disclose the precise amount over

10% and the years in which you generated revenue from this customer. Finally, tell us what consideration you have given to filing this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Any significant disruption in our hosting network infrastructure could harm…, page 7

3. We note your response to prior comment 6 but it is unclear why you characterize your hosting network infrastructure as "optional." Please revise to clarify this statement.

Management Discussion and Analysis, page 33

4. We note your revised disclosure in response to prior comment 16 that the sales increase for the year ended October 31, 2011 and the six months ended April 30, 2012 was attributable to both existing and new customers. Please tell us what consideration you have given to quantifying the revenue from existing versus new customers. Further, tell us the basis for your belief that "sales will continue to increase at approximately the same rate over the next 2 years." Please ensure that your discussion in this section is focused on the current results of your financial results. Explain whether your expectation for future revenue is based on orders or commitments that are firm.

Need for Additional Financing, page 35

5. We note that your revised disclosure in response to prior comment 17 does not address the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. In providing this information, please do not account for future revenue that is not firm. Also, given your disclosure that you will require an additional $50,000 over the next year to comply with reporting requirements as a public company, please revise your statement that the company's existing capital is sufficient to meet the company's cash needs.

Executive Compensation, page 39

6. You state on page 34 that Andrew Thomas and Paul Benford converted the salary they had accrued through January 31, 2012 to notes payable on April 30, 2012. Please disclose the portion of the salary that has been converted into notes and the amount of salary that is still accrued. Discuss any arrangements or agreements you have with the executive officers to pay the accrued salaries.

Exhibit 23.1

7. As previously requested in prior comment 28, please revise to reference all of the periods the audit opinion covers, including the year ended October 31, 2010, or consider removing the reference to only the year ended October 31, 2011. In this regard, we note that the consent filed as exhibit 23.1 to the amendment filed June 27, 2012 included the

        year ended October 31, 2010. Please also revise to eliminate the incorporation by reference language in the first sentence considering the audit report is included in the registration statement.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3735. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

        Sincerely,

        /s/ Barbara C. Jacobs

        Barbara C. Jacobs
        Assistant Director

cc: <u>Via E-mail</u>
        Sol V. Slotnik